FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Communication dated February 1, 2005, regarding Grupo Santander’s increased stake in shares of Auna.

Item 1

OTHER COMMUNICATIONS

Banco Santander Central Hispano, S.A. (the “Bank”) announces that it has acquired from ING Group – through an affiliate of the Bank – 1,744,236 shares of Auna Operadores de Telecomunicaciones, S.A., (“Auna”) representing 4.74% of the share capital of Auna. With this acquisition, the stake of Grupo Santander in Auna is increased from 27.34% to 32.08%.

The crossed put and call option agreements that the Bank held with Grupo Unión Fenosa have expired without having been exercised by any of the parties thereto.

Boadilla del Monte, February 1, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: February 1, 2005	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President